March 3, 2020

Ryan D. Campbell
Chief Financial Officer
Deere & Company
One John Deere Place
Moline, Illinois 61265

       Re: Deere & Company
           Form 10-K for the Fiscal Year Ended November 3, 2019
           Filed December 19, 2019
           File No. 001-04121

Dear Mr. Campbell:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended November 3, 2019

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 38

1. You disclose that certain goods are shipped to dealers on a consignment basis under which the risks and rewards of ownership are not transferred to the dealer at the time the goods are shipped, accordingly these sales are not recorded until a retail customer has purchased the goods. You also disclose that generally no right of return exists on the sales of equipment. Please explain to us the nature of these consignment arrangements. In this regard, tell us how you assessed whether the dealer obtains control of the goods before the retail customer purchases the goods and how such assessment impacts the timing of revenue recognition. Refer to ASC 606-10-25-23 through 26. Also, tell us the amount of revenue generated from these types of sales for each period presented. Ryan D. Campbell
FirstName LastNameRyan D. Campbell
Deere & Company
Comapany NameDeere & Company
March 3, 2020
Page 2
March 3, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa
Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology